NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Block, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 7, 2026 email sent by Sherman Jewett, Corporate Governance Officer, New York State Common Retirement Fund

Block, Inc.

VOTE FOR Proposal No. 4

Stockholder Proposal Regarding Establishing Board-Level Technology Committee

Filed by the New York State Common Retirement Fund

Annual Meeting: June 16, 2026

The New York State Common Retirement Fund urges Block, Inc. shareholders to vote “FOR” Proposal 4 on the proxy, Stockholder Proposal Regarding Establishing Board-Level Technology Committee.

Block has made sweeping claims that artificial intelligence will transform its operations and its workforce. Yet Block’s boardroom governance structure for overseeing the technology underpinning this value, and all of its associated risks, remains woefully inadequate.

The creation of a dedicated Technology Committee would relieve an overburdened Audit and Risk Committee, respond to documented oversight failures, and align Block with financial services peers that have established dedicated technology oversight.

Support “FOR” Proposal 4 Is Warranted Because:

Block’s Audit and Risk Committee is structurally overburdened.

Block’s board features a three-member Audit and Risk Committee already overburdened with a sweeping charter that includes financial auditing, legal and regulatory compliance, internal controls, related party transactions, cybersecurity and data privacy, and direct oversight of the audit and risk functions of Square Financial Services, Inc. – an industrial bank.

This last item is significant. Having Square Financial Services’ internal audit and risk functions reporting directly to Block’s Audit and Risk Committee creates a substantial, recurring compliance burden entirely separate from the Committee’s oversight of the parent company’s technology risk and enterprise cybersecurity.

Corporate governance research consistently identifies audit committee “overload” as a material governance risk. The National Association of Corporate Directors and the Harvard Law School Forum on Corporate Governance have both flagged a growing mismatch between audit committee responsibilities and the time and expertise available to committee members, particularly as cybersecurity and AI responsibilities have been added to already-crowded charters. The recommended response is to redistribute that workload to specialized committees.

Block’s current Audit and Risk Committee members carry significant outside obligations, and the rest of the board is severely underutilized.

Block’s Audit and Risk Committee currently consists of three directors who simultaneously serve on other board committees and carry substantial outside professional obligations.

•	Paul Deighton (Audit and Risk Committee Chair): Serves as a member of the United Kingdom’s House of Lords and he also holds positions as board chair of Goldman Sachs International and Goldman Sachs International Bank, board chair of global media company The Economist Group, and until January of 2026, chair of Heathrow Airport’s board of directors.

•	Roelof Botha: Serves as Block’s Lead Independent Director and as a member of both the Audit and Risk Committee and the Compensation Committee. Botha served as Managing Partner of Sequoia Capital through 2025 and remains an active advisor to the firm while retaining board seats across a portfolio of technology companies.
•	Neha Narula: Serves on both Block’s Audit and Risk Committee and the Nominating and Corporate Governance Committee. As Director of the Digital Currency Initiative at the MIT Media Lab, she maintains an active research and institutional leadership role at a major academic institution.

We raise these obligations to underscore an important structural point: a three-member committee, each of whose members carry meaningful outside responsibilities, cannot reasonably be expected to provide specialized oversight of Block’s technology risks while managing existing, extensive charter obligations.

Meanwhile, four of Block’s directors currently serve on no committees at all. Establishing a Technology Committee would better utilize the board’s existing capacity.

Establishing a Technology Committee is increasingly a best practice.

One in seven S&P 500 companies now has a technology committee, nearly doubling from 7% in 2018 to 13% in 2025. The percentage is even larger in the financial services sector with nearly one in four (22%) companies structured with a dedicated board-level technology committee. Block peers such as eBay Inc., Fidelity National Information Services, Inc., and Global Payments Inc. have already adopted this structure.

According to a February 2026 survey of financial institutions by the Bank Policy Institute (BPI), “A majority (64%) of respondents have already formed or are considering forming a technology committee.” The BPI concluded that “financial institutions are expanding existing structures to ensure that boards have the time, expertise, and visibility necessary to review strategic technology decisions and oversee complex digital transformation programs while safeguarding operational resilience and prioritizing cybersecurity.”

Oversight failures demand a shareholder response.

In January 2025, in a single week, Block paid $255 million in penalties that included an $80 million settlement related to a coordinated financial enforcement action by 48 state regulators for violations of the Bank Secrecy Act and anti-money laundering laws and a separate $175 million settlement with the Consumer Financial Protection Bureau for weak security protocols that “allowed fraud to proliferate.”

Violations rooted in cybersecurity deficiencies, weak security protocols, and compliance failures occurred under the current structure. These are precisely the risks that a dedicated Technology Committee, with a clear charter, qualified members, and focused attention, is designed to address and it is appropriate for shareholders to question whether a specialized committee might have identified these deficiencies earlier.

Need for Robust Oversight to Address “AI washing” concerns and strategic uncertainty.

In September 2025, Block held a three-day, all-company festival in downtown Oakland, California, featuring performances by Jay-Z, T-Pain, and Soulja Boy, bringing together approximately 8,000 employees from around the world. The event was recorded in Block’s own financial statements as a $68.1 million spike in general and administrative expenses — an amount roughly equivalent to the estimated annual payroll of approximately 200 employees at the Company’s average compensation levels.

Five months later, in February 2026, Block announced the elimination of approximately 4,000 positions — nearly 40% of its total workforce. CEO Jack Dorsey attributed these cuts as a strategic pivot toward artificial intelligence and agentic workflows.

However, Dorsey acknowledged to employees that the Company over-hired and built 2 separate company structures stating: “Yes, we over-hired during COVID because I incorrectly built 2 separate company structures (Square & Cash App) rather than 1.” This admission is significant and seems to suggest that these workforce reductions may stem, at least in part, from management decisions that the board failed to address. A Technology Committee would provide the structured accountability necessary to ensure that “AI transformation” is a genuine shift rather than a correction for operational overreach bordering on AI washing.

Block’s absence of a dedicated Technology Committee has left shareholders exposed to recurring compliance and cybersecurity risks. Adopting this proposal will foster more robust oversight, enhance board-level accountability and operational resilience, and provide a structural solution that aligns Block with its financial services peers that have already established dedicated technology oversight. The New York State Common Retirement Fund urges Block, Inc. shareholders to vote FOR Proposal No. 4.

For questions, please contact Sherman Jewett, Corporate Governance Officer, at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.